Hudbay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the "Meeting') of Hudbay Minerals Inc. (the "Corporation") held on May 10, 2022.  All matters voted upon at the Meeting were voted upon by proxy and electronic ballot.

Each of the matters is described in greater detail in the Corporation's Notice of Annual and Special Meeting of Shareholders and Management Information Circular (the "Circular") that was mailed to shareholders prior to the Meeting.

Item 1:  Election of Directors

At the Meeting, each of the eleven nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed.  The voting results are set forth in the table below:

Voting Results
Director	Number of Votes FOR	Number of Votes Withheld	Percentage of Votes FOR
Carol T. Banducci	188,653,121	698,372	99.63%
Igor A. Gonzales	188,648,494	702,998	99.63%
Richard Howes	187,932,660	1,418,832	99.25%
Sarah B. Kavanagh	187,443,578	1,907,915	98.99%
Carin S. Knickel	185,910,085	3,441,408	98.18%
Peter Kukielski	188,889,364	462,128	99.76%
George E. Lafond	188,679,056	672,437	99.65%
Stephen A. Lang	176,053,789	13,297,704	92.98%
Daniel Muñiz Quintanilla	188,706,763	644,730	99.66%
Colin Osborne	188,873,199	478,293	99.75%
David S. Smith	149,837,441	39,514,051	79.13%

Item 2:  Appointment of Auditor

At the Meeting, Deloitte LLP was re-appointed as auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor's remuneration. The voting results are set forth in the table below:

Voting Results
Number of Votes FOR	Number of Votes Withheld	Percentage of Votes FOR
192,504,828	2,357,259	98.79%

Item 3:  Say on Pay Advisory Vote

At the Meeting, the non-binding advisory resolution to accept the Corporation's approach to executive compensation disclosed in the Circular was approved.  The voting results are set forth in the table below:

Voting Results
Number of Votes FOR	Number of Votes Against	Percentage of Votes FOR
177,434,349	11,917,145	93.71%

Date:  May 10, 2022

HUDBAY MINERALS INC.

(signed) Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President and General Counsel